                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         Common Stock, $1.00 Par Value
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                           -------------------------
                                 (CUSIP Number)

                           Mr. Raymond D. Schoenbaum
                             1640 Powers Ferry Road
                            Building Two, Suite 100
                          Marietta, Georgia 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            Mr. John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                          Atlanta, Georgia  30303-1763

                                  June 23, 1997
                                ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Betty J. Schoenbaum
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

   NUMBER OF   7.  SOLE VOTING POWER                            2,703,388
    SHARES
  BENEFICIALLY 8.  SHARED VOTING POWER                            691,092
    OWNED BY
     EACH      9.  SOLE DISPOSITIVE POWER                       2,703,388
   REPORTING
    PERSON
     WITH      10.  SHARED DISPOSITIVE POWER                      691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 11 Pages
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Raymond D. Schoenbaum
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

   NUMBER OF    7.  SOLE VOTING POWER                           272,311
      SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                         235,750
    OWNED BY
        EACH    9.  SOLE DISPOSITIVE POWER                      272,311
   REPORTING
      PERSON
        WITH    10. SHARED DISPOSITIVE POWER                    235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 11 Pages
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Schoenbaum Corporation
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A.

   NUMBER OF    7.  SOLE VOTING POWER                           2,703,388
    SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                           -0-
   OWNED BY
     EACH       9.  SOLE DISPOSITIVE POWER                      2,703,388
  REPORTING
    PERSON
     WITH       10. SHARED DISPOSITIVE POWER                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 11 Pages
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Schoenbaum Ventures L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A.

  NUMBER OF     7.  SOLE VOTING POWER                           2,703,388
    SHARES
 BENEFICIALLY   8.  SHARED VOTING POWER                           -0-
   OWNED BY
     EACH       9.  SOLE DISPOSITIVE POWER                      2,703,388
  REPORTING
    PERSON
     WITH       10. SHARED DISPOSITIVE POWER                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 11 Pages
                           Exhibit Index on Page 10

Item 4. Purpose of Transaction.

        As indicated in a Schedule 13D filed by Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and Schoenbaum Ventures L.P. (the "Reporting Persons") on April 25, 1997 and as amended on June 2, 1997 and June 16, 1997, the Reporting Persons have been disappointed with the performance of Shoney's, Inc. (the "Issuer") and the Issuer's stock price in recent years. Because of the Issuer's continued poor performance and the refusal by the Board of Directors of the Issuer (the "Board") to meet with Raymond D. Schoenbaum at its two-day retreat in mid-June to discuss solutions to Shoney's problems, the Reporting Persons believe that they were left with no alternative but to present their case directly to the shareholders and owners of the Issuer.

        As a result, Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders' Committee") determined to seek agent designations to call a special meeting of the shareholders of the Issuer to act on proposals that would result in the removal of all of the members of the current Board and replace them with nominees of the Shoney's Shareholders' Committee. On June
16, 1997, the Shoney's Shareholders' Committee filed preliminary solicitation materials (the "Agent Designation Materials") with the Securities and Exchange Commission (the "Commission") pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Act") relating to a proposed solicitation of agent designations to authorize the designated agents to (i) call a special meeting,
(ii) set the place, date and time of the special meeting and (iii) exercise all rights of the shareholders giving their authorization to the designated agents incidental to calling and convening the special meeting and causing the purposes of the authority expressly granted pursuant to the agent designation to be carried into effect. The Shoney's Shareholders' Committee intends to proceed with the solicitation of agent designations as soon as is practicable after the Commission completes its review of the preliminary solicitation materials pursuant to Regulation 14A promulgated under the Act. Under the Issuer's Bylaws and Tennessee law, a special meeting of the shareholders may be called at any time by the holder or holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meeting. In addition, the Shoney's Shareholders' Committee also filed on June 16, 1997 preliminary proxy solicitation materials (the "Proxy Materials") with the Commission pursuant to Section 14(a) of the Act in connection with their proposals to be considered at the special meeting.

        On June 23, 1997, the Shoney's Shareholders' Committee amended the Agent Designation Materials and the Proxy Materials in order to indicate the nominees (the "Nominees") of the Shoney's Shareholders' Committee to replace the current Board. The Nominees are J. Michael Bodnar, Lawrence A. Cunningham, Nathaniel R. Goldston III, Michael A. Leven, Raymond D. Schoenbaum, William A. Schwartz and Richard F. Sherman.

        The Nominees have furnished the Shoney's Shareholders' Committee with the following information concerning their principal occupations, business addresses and certain other matters. All of the Nominees are citizens of the United States.

                              Page 6 of 11 Pages
                           Exhibit Index on Page 10

                   Shoney's Shareholders' Committee Nominees
                   -----------------------------------------

                                                  Principal Occupation and Business Experience
Name, Age and Principal Business Address          During Last Five Years; Current Directorships
----------------------------------------          ---------------------------------------------

J. Michael Bodnar (52)..................       President (January 1984 - present) of Bodnar
    Bodnar Investment Group, Inc.              Investment Group, Inc. (a real estate investment company);
    101 Fox Hall Road                          President (January 1986 - May 1996)
    Birmingham, Alabama 35213                  of Triangle Management Group, Inc.
                                               (a restaurant management company).

Lawrence A. Cunningham (34).............       Professor of Law (May 1997 - present) of the
    Benjamin N. Cardozo School of Law,         Benjamin N. Cardozo School of Law; Visiting
    Yeshiva University                         Associate Professor of Law (August 1996 - May
    55 Fifth Avenue                            1997) of the George Washington University School
    New York, New York 10003                   of Law; Associate Professor of Law (August 1992 -
                                               August 1996) of the Benjamin N. Cardozo School of
                                               Law.

Nathaniel R. Goldston III (58)..........       Chairman of the Board and Chief Executive Officer
    The Gourmet Co.                            (January 1975 - present) of The Gourmet Co.
    1100 Spring Street, N.E.                   (a food service management company).
    Atlanta, Georgia 30309

Michael A. Leven (59)...................       President and Chief Executive Officer (October
    U.S. Franchise Systems                     1995 - present) of U.S. Franchise Systems (a hotel
    13 Corporate Square                        franchising company); Director (August 1995 - present)
    Atlanta, Georgia 30329                     of Starwood Lodging Corporation; President
                                               and Chief Operating Officer (October 1990 - September
                                               1995) of Holiday Inn Worldwide; President and Chief
                                               Operating Officer (April 1985 - May 1990) of Days
                                               Inn of America, Inc.

Raymond D. Schoenbaum (51)..............       Private investor; Director (March 1995 - present) of Applebee's
    1640 Powers Ferry Road                     International, Inc.; Consultant (March 1995 - March
    Building Two, Suite 100                    1996) of Applebee's International, Inc.; Chairman of
    Marietta, Georgia 30067                    the Board of Directors (June 1984 - March 1995) of Innovative
                                               Restaurant Concepts, Inc. (a restaurant management company); Vice
                                               Chairman of the Board of Directors (January 1974 -
                                               January 1986) of Restaurants Systems, Inc. (Wendy's
                                               International, Inc. franchisee); Franchisee (January
                                               1974 - January 1986) of Wendy's International, Inc.

William A. Schwartz (58)................       Chief Executive Officer (January 1995 - present) of
    FMB Enterprises                            First Media Television, L.P. (an operator of television
    400 Perimeter Center Terrace               stations); Chief Executive Officer (February 1990 -
    Suite 650                                  present) of Cannell Communications, L.P. (an operator of
    Atlanta, Georgia 30346                     television stations); Chief Executive Officer
                                               (March 1988 - present) of FMB Enterprises (an operator of
                                               cable television systems); President and Chief Operating
                                               Officer (1985 - 1987) of Cox Enterprises.


                              Page 7 of 11 Pages
                           Exhibit Index on Page 10


Richard F. Sherman (53).................       Private investor and consultant (January 1991 - present);
    11492 Bluegrass Parkway                    Director (June 1993-present) of Papa John's
    Suite 175                                  International, Inc.; Director (October 1996-present) of
    Louisville, Kentucky 40299                 P.J. America, Inc. (a franchisee of Papa John's
                                               International, Inc.); Director (January 1991-
                                               present) of Reed's Jewelers, Inc.; Director (October
                                               1992-present) of Taco Cabana, Inc.

        Each of the Nominees has consented to serve as a director of the Issuer if elected. Each of the Nominees (other than Raymond D. Schoenbaum) has entered into an agreement with the Shoney's Shareholders' Committee in which the Shoney's Shareholders' Committee has agreed to pay each Nominee a fee of $10,000. Additionally, the Shoney's Shareholders' Committee has agreed to (i) reimburse each Nominee for any reasonable out-of-pocket expenses incurred in the performance of his service as a Nominee and (ii) indemnify each Nominee with respect to any liabilities relating to or arising out of such service. Raymond
D. Schoenbaum is currently on a leave of absence from his directorship of Applebee's International Inc. ("Applebee's"). In order to devote his full time and attention to the management of the Issuer, Mr. Schoenbaum intends to resign from the board of Applebee's if the Nominees are elected to the Board of the Issuer.


        The details regarding the special meeting proposals, including the specific text thereof, are set forth in the Proxy Materials of the Shoney's Shareholders' Committee to be distributed in connection with the special meeting.

Item 7.   Material to be filed as Exhibits.

1.        Joint Filing Agreement (Pursuant to Rule 13d-1(f))

                              Page 8 of 11 Pages
                           Exhibit Index on Page 10

                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1997

                                                   *
                                    -------------------------------
                                    Betty J. Schoenbaum


                                    /s/ Raymond D. Schoenbaum
                                    -------------------------------
                                    Raymond D. Schoenbaum


                                    Schoenbaum Corporation

                                    By:            *
                                       ----------------------------
                                        Betty J. Schoenbaum,
                                        President


                                    Schoenbaum Ventures L.P.

                                    By: Schoenbaum Corporation,
                                        General Partner


                                    By:            *
                                       ----------------------------
                                        Betty J. Schoenbaum,
                                        President



* By: /s/ Raymond D. Schoenbaum
     ------------------------------
      Raymond D. Schoenbaum, pursuant to
      the Joint Filing Agreement dated
      April 25, 1997

                              Page 9 of 11 Pages
                           Exhibit Index on Page 10

                                 EXHIBIT INDEX
                                 -------------


Exhibit                        Description
-------                        -----------
1.                      Joint Filing Agreement (Pursuant to Rule 13d-1(f))



                              Page 10 of 11 Pages
                           Exhibit Index on Page 10